Issuer Free Writing Prospectus, dated October 7, 2020
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospects Supplement

dated October 7, 2020
Registration Statement No. 333-228321 and 333-228321-01

Omega Healthcare Investors, Inc.
$700,000,000

3.375% Senior Notes due 2031

October 7, 2020

Issuer:	Omega Healthcare Investors, Inc.

Guarantees:

The notes will be fully and unconditionally guaranteed by the Company’s existing and future subsidiaries that guarantee unsecured indebtedness under the Company’s existing senior notes and the facilities for money borrowed of the Company in a principal amount at least equal to $50 million including the Company’s credit agreements

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Title of Securities:	3.375% Senior Notes due 2031

Aggregate Principal Amount:	$700,000,000

Trade Date:	October 7, 2020

Settlement Date:	October 9, 2020 (T + 2)

Final Maturity Date:	February 1, 2031

Issue Price to Public:	98.249% plus accrued interest, if any, from October 9, 2020

Gross Proceeds to Issuer:	$687,743,000

Coupon:	3.375%

Yield to Maturity:	3.580%

Benchmark Treasury:	UST 0.625% due August 15, 2030

Benchmark Treasury Yield:	0.780%

Spread to Benchmark Treasury:	+280 basis points

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2021

Record Dates:	January 15 and July 15

Optional Redemption Provisions:	Make-whole call @ T+45 bps Par call on or after November 1, 2030

CUSIP/ISIN Numbers:	681936 BM1 / US681936BM17

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Wells Fargo Securities, LLC

MUFG Securities Americas Inc.

Truist Securities, Inc.

Capital One Securities, Inc.

Stifel, Nicolaus & Company, Incorporated

BBVA Securities Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc

Senior Co-Managers:	Fifth Third Securities, Inc. Morgan Stanley & Co. LLC
Co-Managers:	BNP Paribas Securities Corp. Huntington Securities, Inc. SMBC Nikko Securities America, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. at (866) 807-6030, or Wells Fargo Securities, Inc. toll-free at 1-800-645-3751.

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